

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, New York 14830

> Re: **Corning Natural Gas Holding Corporation**
> **Registration Statement on Form S-4**
> **Filed August 1, 2013**
> **File No. 333-190348**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-4, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Where You Can Get More Information, page 59

2. We note that it does not appear that Corning Natural Gas Corporation meets the aggregate market value requirement of General Instruction I.B.1. of Form S-3. Accordingly, please provide us with your analysis for why Corning Natural Gas Corporation is eligible to incorporate by reference to its Exchange Act filings. If Corning Natural Gas Corporation is ineligible to incorporate by reference to its Exchange Act

filings, then please revise the registration statement to provide all information required by Part C of Form S-4.

Item 22. Undertakings, page II-6

3. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Signatures, page II-8

4. In addition to including the signatures of Messrs. German and Sarhangi on behalf of Corning Natural Gas Holding Corporation, please also include the signatures of Messrs. German and Sarhangi in their individual capacities as your principal executive officer and your principal financial and accounting officer, respectively. See Instruction 1 to Signatures of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Deborah J. McLean
        Nixon Peabody LLP